# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SunOpta Inc., CIK 0000351834
CUSIP: 8676EP108
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 7078 SHADY OAK ROAD, EDEN PRAIRIE, Minnesota (MN), 55344
Date of event which requires filing of this statement: 02/06/2026
Filed by CIK 0001403525
Persons authorized to receive notices and communications: Richard Ting, Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071, (213) 830-6300

## Reporting persons
- Oaktree Organics, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 20,354,660; shared voting power 0; sole dispositive power 20,354,660; shared dispositive power 0; aggregate amount beneficially owned 20,354,660 (16.69% of the class)
- Oaktree Huntington Investment Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,021,372; shared voting power 0; sole dispositive power 4,021,372; shared dispositive power 0; aggregate amount beneficially owned 4,021,372 (3.3% of the class)
- Oaktree Capital Holdings, LLC (CIK 0001790787): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 24,376,032; shared voting power 0; sole dispositive power 24,376,032; shared dispositive power 0; aggregate amount beneficially owned 24,376,032 (19.99% of the class)
- Oaktree Capital Group Holdings GP, LLC (CIK 0001403525): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 24,376,032; shared voting power 0; sole dispositive power 24,376,032; shared dispositive power 0; aggregate amount beneficially owned 24,376,032 (19.99% of the class)
- Brookfield Corporation: type of reporting person: other (OO); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BAM Partners Trust: type of reporting person: other (OO); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: SunOpta Inc.
Address of issuer's principal executive offices: 7078 SHADY OAK ROAD, EDEN PRAIRIE, Minnesota (MN), 55344
Comment: This Amendment No. 11 ("Amendment No. 11") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on October 17, 2016, as amended by Amendment No. 1 through Amendment No. 10 (as so amended, the "Schedule 13D"). Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 2. Identity and Background
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated in its entirety as follows:

On September 25, 2024, the SEC accepted an offer by Oaktree Capital Management L.P., an affiliate of the Reporting Persons, to resolve an investigation involving Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rules 13d-2 and 16a-3 thereunder, which require certain investors that beneficially own the registered equity securities of a public company to file reports with the SEC of their beneficial ownership in the equity of the company, including changes in their beneficial ownership, within specified timeframes. Oaktree Capital Management L.P. cooperated immediately and fully with the SEC's investigation, and, without admitting or denying the SEC's findings, in a settled proceeding agreed to cease and desist from committing or causing any violations and any future violations of Sections 13(d) and 16(a) of the Exchange Act and Rules 13d-2 and 16a-3 thereunder and to pay a $375,000 penalty.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 6 of the Schedule 13D is incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information relating to the beneficial ownership of Common Shares by each of the Reporting Persons set forth in rows (7) and (13) of the cover pages hereto is incorporated by reference into this Item 5(a) and is as of the date hereof.

Such beneficial ownership information is based on 118,216,917 shares of common stock outstanding as of October 31, 2025 as reported in the Issuer's Form 10-Q, filed with the SEC on November 5, 2025 (the "10-Q") and, except as otherwise noted, assumes the exchange of Series B-1 Preferred Stock beneficially owned by each Reporting Person, as applicable, into Common Shares (subject in all cases to the Series B-1 Exchange Caps to which the Oaktree Funds are subject, and described more fully in Item 5 of Amendment 6 to this Schedule 13D).

The reported securities include 17,241,579 Common Shares directly held by Organics and 3,410,233 Common Shares directly held by OHIF II LP. In addition, the shares of Series B-1 Preferred Stock held by Organics and OHIF II LP are currently exchangeable into an aggregate of 3,113,081 and 611,139, respectively, of Common Shares (after giving effect to the Series B-1 Exchange Caps).

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that such person is the beneficial owner of any of the Common Shares referred to herein for purposes of the Act, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of the Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: The information set forth in Item 6 of the Schedule 13D is incorporated by reference into this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

Brookfield Corporation and BAM (the "Brookfield Reporting Persons"), which previously reported together with the Oaktree Reporting Persons set forth in the Schedule 13D (the "Oaktree Reporting Persons"), have been determined to no longer act together with the Oaktree Reporting Persons, and therefore have ceased to be the beneficial owners of more than five percent of the securities covered by this Amendment No. 11.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Voting and Support Agreements

In connection with the Issuer's entry into an Arrangement Agreement with Pegasus BidCo B.V. ("Parent") and 2786694 Alberta Ltd. ("Purchaser"), pursuant to which Purchaser will acquire all of the Issuer's outstanding Common Shares in a court-approved statutory arrangement under section 192 of the Canada Business Corporations Act (the "Arrangement"), the Oaktree Funds entered into a voting and support agreement (the "Oaktree Voting and Support Agreement") with, among others, Parent and Purchaser, pursuant to which the Oaktree Funds have agreed to, among other things, vote all the Common Shares beneficially owned or controlled by them in favor of the Arrangement and consent to the exchange of all the Series B-1 Preferred Stock beneficially owned by them in accordance with the plan of arrangement in respect of the Arrangement.

In addition, each of the directors and officers of the Issuer, including those directors affiliated with Oaktree Capital Management, L.P. ("Oaktree"), entered into a voting and support agreement (together with the Oaktree Voting and Support Agreement, the "Voting and Support Agreements") with Parent and Purchaser pursuant to which they have agreed to, among other things, vote all the Common Shares beneficially owned or controlled by them in favor of the Arrangement.

The foregoing summaries of the Voting and Support Agreements do not purport to be complete and are qualified in their entirety by, the full text of: (1) the form of Oaktree Voting and Support Agreement, which is attached hereto as Exhibit 11 and incorporated herein by reference and (2) the form of the Voting and Support Agreement with directors of the Issuer who are Oaktree designated directors, which is attached hereto as Exhibit 12 and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented to add the following exhibits:

Exhibit 11 Form of Oaktree Voting and Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 6, 2026).

Exhibit 12 Form of Voting and Support Agreement with directors (Oaktree designees) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 6, 2026).

## Signatures
- Oaktree Organics, L.P.: /s/ Zachary Serebrenik, Managing Director (02/10/2026)
- Oaktree Huntington Investment Fund II, L.P.: /s/ Zachary Serebrenik, Managing Director (02/10/2026)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren / Managing Director (02/10/2026)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren / Managing Director (02/10/2026)
- Brookfield Corporation: /s/ Swati Mandava, Swati Mandava / Managing Director, Legal & Regulatory (02/10/2026)
- BAM Partners Trust: /s/ Kathy Sarpash, Kathy Sarpash / Secretary (02/10/2026)
Comment: OAKTREE ORGANICS, L.P., By: Oaktree Fund GP, LLC Its: General Partner, By: Oaktree Fund GP I, L.P. Its: Managing Member. OAKTREE HUNTINGTON INVESTMENT FUND II, L.P., By: Oaktree Huntington Investment Fund II GP, L.P. Its: General Partner, By: Oaktree Fund GP, LLC Its: General Partner, By: Oaktree Fund GP, I, L.P. Its: Managing Member. BAM PARTNERS TRUST, By: BAM Class B Partners Inc. Its: Trustee.